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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 33 Commercial and 45 Executive Jets in 4Q15

São José dos Campos, Brazil, January 14, 2016 – Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 33 commercial and 45 business jets, 25 of which are light jets and 20 are large, during the fourth quarter of 2015 (4Q15). The company ended the full year with 101 aircraft delivered to the commercial airline market and 120 to the executive aviation market, totaling 82 light and 38 large business jets. The total of 221 aircraft for both markets represents the highest volume of deliveries in the last five years.

With such figures, Embraer has fulfilled its aircraft delivery guidance disclosed to the market in business aviation and delivered one aircraft above the estimated range in commercial aviation. On December 31, the firm order backlog reached USD 22.5 billion.

Deliveries by Segment	4Q15	2015

Commercial Aviation	33	101
EMBRAER 170 (E170)	2	2
EMBRAER 175 (E175)	20	82
EMBRAER 190 (E190)	5	8
EMBRAER 195 (E195)	6	9

Executive Aviation	45*	120
Light jets	25	82
Large jets	20	38

TOTAL	78	221

  *2 Phenom 100E, 23 Phenom 300, 3 Legacy 450, 12 Legacy 500, 3 Legacy 650,  and 2 Lineage 1000E

The quarter highlights in the commercial aviation segment were the signing of a firm order for 19 additional E175 by SkyWest, to be operated under a Capacity Purchase Agreement (CPA) with Delta Air Lines, and the confirmation of two options for additional E175 to KLM, from the contract with 17 firm orders and 17 options announced in March 2015.

In the executive aviation segment, the quarter highlights were the first deliveries of the Legacy 450 and a contract with Emirates Flight Training Academy, which signed a firm order

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

for five Phenom 100E business jets, plus options for five more aircraft of the same model. In December, Embraer also delivered the first Phenom 100E to a customer in China.

Backlog - Commercial Aviation (December 31, 2015)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order
				Backlog
E170	193	7	190	3
E175	500	296	331	169
E190	578	88	523	55
E195	166	3	147	19
175-E2	100	100	0	100
190-E2	77	85	0	77
195-E2	90	80	0	90
Total	1.704	659	1.191	513
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	190	3
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	17	3
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	500	331	169
Air Canada (Canada)	15	15	-
Aldus (Ireland)	5	-	5
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	24	36
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Jetscape (USA)	4	4	-
KLM (Netherlands)	17	-	17
LOT Polish (Poland)	12	12	-
Mesa (USA)	8	3	5
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	141	113	28
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	40	30	10
Skywest (USA)	99	45	54
Suzuyo (Japan)	8	6	2
Undisclosed	8	-	8

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	578	523	55
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Aldus (Ireland)	15	4	11
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	7	2	5
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	10	-	10
JetBlue (USA)	88	64	24
Jetscape (USA)	9	7	2
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	24	24	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	166	147	19
Arkia (Israel)	1	-	1
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	2	18
Jetscape (USA)	2	2	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	77	-	77
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
ILFC (USA)*	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2
* Acquired by AerCap (Netherlands)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Azul (Brazil)	30	-	30
ILFC (USA)	25	-	25
* Acquired by AerCap (Netherlands)

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	-
EMBRAER 170	6	6	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
Gulf Air (Bahrain)	2	2	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer